UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Other Relevant Event, dated September 8, 2020	3

Grifols, S.A.Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑATel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.comPursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the followingOTHER RELEVANT INFORMATIONGrifols informs that, it has executed an agreement with the remaining shareholders in Alkahest Inc. ("Alkahest") to acquire the remaining shares of Alkahest (approximately 55%) in exchange of a total price of $146 million, on a debt free basis. No additional financing will be required. The closing of the transaction is subject to the approval by the relevant antitrust authorities, and is expected to take place in early 2021. Grifols already acquired a stake of approximately 45% of Alkahest in March 2015. With this transaction, Grifols gains total control of Alkahest.Alkahest is a clinical stage biopharmaceutical company targeting neurodegenerative and age- related diseases with transformative therapies derived from a deep understanding of the plasma proteome in aging and disease.The transaction is part of Grifols' commitment with the research and development of therapeutic alternatives designed to contribute to both scientific and social development. In addition, it is aligned with Grifols' strategy of complementing its range of existing plasma protein therapies and diagnostic products to treat and diagnose serious diseases and to extend the quality of human life.In Barcelona, on 7 September 2020Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 8, 2020